Stradley Ronon Stevens & Young, LLP

2005 Market Street, Suite 2600

Philadelphia, Pennsylvania 19103-7018

(215) 564-8000

April 21, 2017

VIA EDGAR TRANSMISSION

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Ivy Funds (the “Registrant”)
File Nos. 811-06569; 033-45961

Dear Sir or Madam:

I am writing on behalf of the above-referenced Registrant, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, (the “1933 Act”) to request the consent of the U.S. Securities and Exchange Commission (the “Commission”) to the withdrawal of the post-effective amendment (the “Amendment”) to the Registrant’s registration statement on Form N-1A filed with EDGAR submission type 485BPOS, which was accepted via the EDGAR system at 9:32 a.m. on April 21, 2017 (Accession No. 0001193125-17-131557). The post-effective amendment numbers referenced in the Amendment were inaccurate. No securities were sold in connection with the offering.

Therefore, the Registrant respectfully requests the Commission’s consent to the withdrawal of Registrant’s Amendment (Accession No. 0001193125-17-131557) filed under the EDGAR submission type 485APOS.

If you have any questions, or require anything further regarding the request, please contact me at (215) 564-8794.

Very truly yours,

/s/Don E. Felice

Don E. Felice